Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated May 10, 2024, except for the subsequent events discussed in Note 19 as to which the date is September 18, 2024 in the Amendment No.5 to the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Park Ha Biological Technology Co., Ltd and its subsidiaries(the “Company”) as of October 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 20, 2024	Certified Public Accountants
PCAOB ID: 1171